AMARC PROVIDES EXPLORATION UPDATE ON SILVER VISTA
BULK TONNAGE SILVER-COPPER TARGET

November 14, 2012 - Vancouver, BC - Amarc Resources Ltd. (“Amarc” or the “Company”) (TSX Venture: AHR; OTCBB: AXREF) is pleased to provide an update of ongoing exploration programs at its 100% owned Silver Vista property located in west central British Columbia (BC). The approximately 750 square kilometre claim package at Silver Vista is considered by management to hold significant potential for the discovery of important bulk tonnage-style silver-copper deposits.

"Results received from Amarc’s comprehensive geophysical and geochemical surveys at Silver Vista are very encouraging," said Amarc Chairman Bob Dickinson. “With a drill permit already in hand we are scheduling a drill program for the new year to delineate the full extent and geometry of the MR zone where limited historical drilling has intersected broad intervals of silver-copper mineralization.”

In addition to the MR area, Amarc has staked approximately 720 square kilometres of mineral claims to cover the regions prospective host rocks and geochemical anomalies (see Amarc news release July 25, 2012). In the past few months Amarc has completed approximately 2,700 line kilometres of helicopter-borne magnetic geophysical surveys, collected some 700 silt geochemical silt samples, 175 rock samples and approximately 6,700 grid soil geochemical samples, and has also relogged and completed sampling of the historical drill core from the MR zone. As final results are received and compiled, additional drill targets will also be prioritized for follow up.

Historical exploration at the MR zone within the Silver Vista tenure, defined a strong and continuous northwest-southeast trending, 1.2 kilometres long by 150 to 500 metres wide silver-in-soils anomaly, with associated copper values. Fourteen shallow core holes have been drilled across a distance of some 600 metres. Nine of the 14 historical drill holes intercepted significant intervals of disseminated silver and copper mineralization hosted by sedimentary rocks, including: 36.6 metres at 32.3 g/t silver and 0.50% copper including 3.5 metres at 163.9 g/t silver and 3.03% copper, and 45.5 metres at 45.4 g/t silver and 0.06% copper (see Amarc news release July 25, 2012). Six of these holes either bottomed in good mineralization or sampling terminated in mineralization, for example, hole MR91-03 intercepted 63.1 metres grading 40.1 g/t silver and 0.11% copper from 4.0 metres to the end of the hole.

The silver and copper mineralization (reported to be native silver and chalcocite) and associated alteration is subtle and, at this time, not fully understood. However, the Company believes that the mineralization at the MR zone could have similar potential to important bulk tonnage silver deposits such as the Montanore deposit in Montana (Measured & Indicated Resources of 82 million tonnes at 58 g/t silver and 0.75% copper and Inferred Resources 35 million tonnes at 58 g/t silver and 0.71% copper; Mines Management Inc. website).

In addition, Amarc has entered into an option agreement to acquire a 100% interest in eight mineral claims, comprising approximately 35 square kilometres, internal and adjacent to its Silver Vista property. Pursuant to the agreement, Amarc can acquire a 100% interest in the property by issuing 200,000 common shares, making cash payments of $130,000 and expending $630,000 over six years. The agreement is subject to acceptance by the TSX Venture Exchange. Any Amarc shares issued will be subject to a statutory four-month hold period under Canadian securities requirements.

Amarc Resources Ltd. 15th Floor - 1040 W. Georgia Street Vancouver BC V6E 4H1 Canada T 604.684.6365 | TF 1.800.667.2114 | F 604.684.8092 amarcresources.com

The Silver Vista property, characterized by gentle topography, is located approximately 55 kilometres northeast of the town of Smithers, and 300 kilometres northwest of northern BC’s regional hub city of Prince George (see maps at http://www.amarcresources.com/ahr/MapsFigures.asp. The region is well-served by existing transportation and power infrastructure and is connected via Canadian National Rail and Highway 16 at Smithers, to the deep water Pacific Ocean port at Prince Rupert. In addition, a skilled local workforce supports an active mineral exploration industry in the region.

Mark Rebagliati, P.Eng., a Qualified Person as defined under National Instrument 43-101, is supervising the exploration and quality assurance and quality control programs on behalf of Amarc and has reviewed the technical content of this release.

About Amarc Resources Ltd.

Amarc is a Vancouver-based mineral exploration and development company focused on making the next major metal mine discovery in BC. With a solid working capital position of $8.5 million, Amarc’s exploration activities are focused on: its 100%-owned Silver Vista silver-copper project; the Galaxie and ZNT properties held under Option with Quartz Mountain Resources Ltd.; its 100%-owned Galileo property, located adjacent to New Gold’s Blackwater gold-silver deposit; and the 100%-owned Newton gold discovery. Currently the Silver Vista drill plans are on standby until results from drilling now underway at Galaxie are returned and careful prioritization of the advancement of Amarc’s numerous major mine discovery opportunities can be made.

Amarc is associated with Hunter Dickinson Inc. (HDI) – a diversified, global mining group with a 25-year history of mineral development success. Previous HDI projects in BC include Golden Bear, Mt. Milligan, Kemess, Gibraltar, Prosperity and Harmony. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral properties to provide consistently superior returns to shareholders.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD
Ronald W. Thiessen
President & CEO

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploration and exploitation successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, changes in and the effect government policies regarding mining and natural resource exploration and exploitation, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

Amarc Resources Ltd. 15th Floor - 1040 W. Georgia Street Vancouver BC V6E 4H1 Canada T 604.684.6365 | TF 1.800.667.2114 | F 604.684.8092 amarcresources.com